08028157

...TES
...GE COMMISSION
... 20549

RECD S.E.C.
MAR 4 2008
603

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52991

SEC Mail Processing Section
MAR 04 2008
Washington, DC
104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: thinkorswim, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 West Chicago Avenue, Suite #100
(No. and Street)

Chicago	Illinois	60610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

773.435.3210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Tom Sosnoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of thinkorswim, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO PRESIDENT

Title

Notary Public

OFFICIAL SEAL
ROISIN E HUGHES
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/08/10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THINKORSWIM, INC.

Index

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors and Stockholder
thinkorswim, Inc.:

We have audited the accompanying statement of financial condition of thinkorswim Inc., (the Company) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of the internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of thinkorswim, Inc. as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 29, 2008

THINKORSWIM, INC.
Statement of Financial Condition
December 31, 2007
(in thousands)

		December 31, 2007
Assets		
Cash and cash equivalents	$	52,328
Receivable from clearing brokers		5,411
Securities owned, at market value		705
Fixed assets (net of accumulated depreciation and amortization of $1,879)		3,901
Goodwill		190,485
Intangible assets, at cost (net of accumulated amortization of $11,957)		125,993
Due from affiliates		10,726
Other assets		12,053
Total assets	$	401,602
Liabilities and stockholders' equity		
Accrued compensation and related benefits	$	5,153
Securities sold, not yet purchased, at market value		242
Accounts payable and accrued expenses		3,662
Other liabilities		844
Income taxes payable		10,984
Deferred tax liability, net		27,859
Total liabilities		48,744
Stockholders' equity:		
Common stock, $.001 par value, 100 shares issued and outstanding		—
Additional paid-in capital		322,698
Retained earnings		30,160
Total stockholders' equity		352,858
Total liabilities and stockholders' equity	$	401,602

See accompanying notes to the statement of financial condition.

(1) Basis of Presentation and Nature of Operations

Basis of Presentation

The statement of financial condition includes the accounts of thinkorswim, Inc (the Company). The Company follows United States generally accepted accounting principles, including certain accounting guidance used by the brokerage industry. Financial information provided in footnotes is reflected in thousands, unless otherwise noted.

Nature of Operations

thinkorswim, Inc. is a registered broker-dealer subject to regulation by the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). The Company is in the business of providing brokerage services for index and equity options and the related equity securities to retail and institutional customers, primarily through online systems. Pursuant to a clearing agreement between the Company and its primary clearing broker, Penson Financial Services, all securities transactions are cleared on a fully disclosed basis. The Company also offers its customers a wide variety of investment news, quotes, charts and other tools.

Merger of Parent Company with Investools Inc.

The Company is 100% owned directly by thinkorswim Group, Inc. (the Parent). On February 15, 2007, the Parent and Investools Inc. (the Public Parent) merged. Upon closing of this merger, shareholders of the Parent received 50 percent of the merger consideration in cash and approximately 50 percent of the merger consideration in shares of Investools Inc. common stock, representing $181.5 million in cash and 19.1 million shares of stock valued at $8.75. Immediately following the transaction, Parent shareholders held 30 percent of the ownership of Investools. Certain thinkorswim employees and contractors will now be eligible for a $14 million retention bonus pool which will be paid annually over a three-year period and requires continued employment. Such amounts are being expensed over the retention period of three years. The first payment was made on February 15, 2008. In addition, certain thinkorswim employees and contractors received options to purchase 1.8 million shares of Investools common stock which vest over four years, with half of the options having an exercise price of $15.69 per share, equal to the closing market price on February 15, 2007, and the other half of the options will have an exercise price of $23.535 per share, or 150 percent of the market price at closing. Concurrent with the closing of the merger, certain key employees received change in control bonuses.

The Company has elected push down accounting. In accordance with this method of accounting, the Identifiable Intangible Assets and Goodwill generated by this business combination were pushed down to the Company's financial statement and the Company revalued its assets to their estimated fair values. This effectively represents the termination of the Predecessor reporting entity, and the creation of the Successor reporting entity.

The application of pushdown accounting resulted in the recording of the following adjustments on February 15, 2007(in thousands):

	Pushdown Adjustment
Intangible assets:	
Customer relationships	91,900
Trade name	15,500
Non-compete agreements	2,500
Technology	27,050
Goodwill	190,485
Deferred tax assets	32,619
Total assets acquired	360,054
Deferred tax liability related to intangible assets acquired	(54,076)
Other liabilities	(9,222)
Total liabilities assumed	(63,298)
Net assets acquired	296,756
Other adjustments to historical carrying values	(892)
Total pushdown accounting adjustment	295,864

Acquisition of Exclusive Rights and Intellectual Property

On February 27, 2007, the Company and its Public Parent entered into a long-term relationship and acquired certain exclusive rights and intellectual property from a group of active option traders which was an existing customer of thinkorswim. Pursuant to a definitive agreement, Investools Inc. issued 650,000 unregistered common shares, and subject to meeting certain thresholds over annual and cumulative three-year periods, will issue an additional 950,000 contingent shares of unregistered common shares. The value of the contingent shares will be measured in accordance with EITF 96-18 *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services* based upon the value of the common shares at the time the contingent shares are earned. Under the agreement the Company will indefinitely be the exclusive provider for brokerage services for the customers.

The initial 650,000 shares issued were valued at a total of $10.7 million. Of the $10.7 million of consideration in shares issued, $1.0 million was recorded based upon the fair value of the intellectual property received and recorded in Intangible assets and the remaining $9.7 million was recorded in other assets. Both of these assets are being amortized over a useful life of 11 years.

Shares that are contingent upon certain thresholds being met are recorded over the remaining performance period at the time it is probable that the performance conditions will be met.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates.

Income Taxes

The Company is included in the consolidated Federal and in certain combined state and local income tax returns filed by the Public Parent and affiliates. Other state and local tax returns are filed according to the taxable activity of each entity. The consolidated and combined tax liabilities are settled between the Company and the affiliated group as if the Company had filed separate returns. If the Company has a loss or excess credits on a separate return basis it would receive the related tax benefits when they would be utilized in its separate returns or in the consolidated or combined returns.

The Public Parent uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets may not be realized.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109", at the date of acquisition. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. It is the Company's policy to recognize interest and/or penalties related to income tax matters as a component of tax expense in the Statement of Income.

Cash Equivalents

Cash equivalents include money market funds and highly liquid securities with original maturities at the date of purchase of three months or less. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these investments.

Receivable from Clearing Brokers

Receivable from clearing brokers consists of cash deposits and receivables from revenues earned, net of expenses incurred, from customer transactions conducted through the clearing brokers.

Securities Owned, Securities Sold, Not Yet Purchased and Investments

Securities owned and securities sold, not yet purchased, are carried at market value and recorded on a trade date basis. The Company does not actively trade securities for its own benefit. Generally, the securities and securities sold, not yet purchased result from trade corrections or adjustments.

Estimated Fair Value of Financial Instruments

Financial Accounting Standards Board (FASB) Statement No. 107, *Disclosure about Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statements of financial condition. Fair value for securities owned and securities sold, not yet purchased, is estimated using market quotations. Management estimates the aggregate fair value of other financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Fixed Assets

Fixed assets consist of furniture, equipment, leasehold improvements, and computer software. Fixed assets are carried at cost, less accumulated depreciation and amortization. The Company depreciates all furniture, equipment and software on a straight-line basis over a period between three to five years based on the expected life of the asset purchased. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvement or the term of the lease.

The Company capitalizes costs associated with software developed for internal use based on Statement of Position (SOP) No. 98-1, *Accounting for the Cost of Computer Software Developed or Obtained for Internal Use*, and EITF No. 00-2, *Accounting for Website Development Costs*. In accordance with SOP 98-1, software development costs incurred as part of an approved project plan that result in additional functionality to internal use software are capitalized and amortized on a straight-line basis. Amortization begins when the software is ready for its intended use and is calculated over its useful life, which is estimated to be seven years. Costs incurred in the development and enhancement of software that does not meet the capitalization criteria are expensed as incurred. The Company reviews for any impairment of the capitalized costs whenever a triggering event occurs. The Company capitalizes internal use software costs relating to the development of its online stock and options trading systems, including thinkdesktop, thinkpipes, thinklink and thinkmobile. Other costs capitalized include those associated with the development of the Company's internal business management application.

Valuation of Long Lived Assets, Including Goodwill

We review annually, or more often if events or circumstances indicate a potential impairment exists, goodwill and indefinite lived intangibles for impairment in accordance with SFAS No, 142, *Goodwill and Other Intangible Assets*. We completed our annual impairment review during the fourth quarter of 2007. We did not identify any impairment to our goodwill or indefinite lived intangibles as a result of this review.

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill and other intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually, or, more frequently upon the occurrence of a triggering event.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, long-lived assets, such as property, equipment and

definite-lived intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

For long-lived assets held and used, including acquired intangibles, we initiate our review whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Recoverability of an asset is measured by comparing its carrying amount to the expected undiscounted cash flows expected to result from the use and eventual disposition of that asset, excluding future interest costs that would be recognized as an expense when incurred. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value.

Significant management judgment is required in:

- Identifying a triggering event that arises from a change in circumstances;
- Forecasting future operating results; and
- Estimating the proceeds from the disposition of long-lived or intangible assets.

Assets to be disposed of are reported at the lower of the carrying amount or fair value, less the estimated costs to sell. Definite-lived intangibles are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets, which range from 3 to 14 years.

Stock–Based Compensation

The Company accounts for its stock-based compensation under SFAS No. 123 (revised), *Share-Based Payment* ("SFAS 123(R)") utilizing the modified prospective approach. Under the modified prospective approach, SFAS 123(R) applies to new awards. Compensation cost is recorded based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).

The Company may receive a tax deduction for certain stock option exercises during the period the options are exercised, generally for the excess of the fair market value of the underlying stock on the exercise date, over the exercise price of the options. In accordance with SFAS 123(R), the Company records in its Statement of Cash Flows the tax benefits from the exercise of stock options as cash flows from financing activities.

SFAS 123(R) requires the Company to recognize compensation expense related to options based on the estimated number of options that will ultimately vest. Accordingly, the Company is required to estimate what the forfeitures will be. The estimate of such forfeitures serves to reduce the compensation expense that would otherwise be recorded.

Predecessor

In connection with the Parent merger with Investools Inc. all of the outstanding stock options at February 15, 2007 were exercised.

Successor

In connection with the merger between thinkorswim Group, Inc. and Investools Inc., the Public Parent issued stock options to certain Company employees and third-party contractors. The total employee expense related to the Company's share-based compensation plans, recorded pursuant to the methods then in effect, was $3.3 million, for the period February 16, 2007 to December 31, 2007.

The Company uses the Black-Scholes option pricing model to estimate the fair value of option awards with the following weighted average assumptions for the period February 16, 2007 through December 31, 2007. The following are the assumptions relating to the options granted to employees during the Successor period.

Employees			
Risk free interest rate factors		4.7	%
Volatility factors		55	%
Expected lives		6.6 years	
Assumed dividend yield		—	
Weighted average fair value of options granted	$	8.54	

The fair value of the stock options awarded to third-party contractors is accounted for in accordance with EITF No. 96-18, "*Accounting for Equity Instruments That Are Issued to Other Then Employees for Acquiring or in Conjunction with Selling Goods or Services*". These costs are included in Fixed Assets as Capitalized Software Development Costs.

The following are the assumptions relating to the options granted to third-party contractors during the Successor period.

Consultants			
Risk free interest rate factors		4.7	%
Volatility factors		55	%
Expected lives		10.0 years	
Assumed dividend yield		—	
Weighted average fair value of options granted	$	10.44	

The assumptions above are based on multiple factors, including historical exercise patterns of employees in relatively homogeneous groups with respect to exercise and post-vesting employment termination behaviors, and the expected future exercising patterns for those same homogeneous groups. During 2007, the Company used the simplified method for determining expected lives. The expected volatility is based upon a blend of the Company's historical volatility of its stock price, and the historical volatility of the stock price of one of the Company's industry peers.

(3) Accounting Pronouncements Issued Not Yet Adopted

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. SFAS 157 nullifies the consensus reached in EITF Issue No. 02-3 prohibiting the recognition of day one gain or loss on derivative contracts (and hybrid instruments measured at fair value under SFAS No. 133 as modified by SFAS No. 155) where the Company cannot verify all of the significant model inputs to observable market data and verify the model to market transactions. However, SFAS 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risk inherent in the inputs to the model, if market participants would also include such an adjustment. In addition, SFAS 157 prohibits the recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily regularly available in an active market. The provisions of SFAS 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid instruments measured at fair value, and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect this guidance to have a material impact on its results of operations or financial position.

In February 2007, FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* was released. SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 will be effective for the Company beginning January 1, 2008. The Company does not expect this guidance to have a material impact on its results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations*. This standard establishes that an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. This standard also defines how goodwill acquired in a business combination or a gain from a bargain purchase should be recognized and updates certain disclosure requirements for business combination. This standard applies prospectively to business combinations for which the acquisition date is on or after December 15, 2008. The Company is currently evaluating the potential effect of SFAS 141(R) on its financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51*. This standard establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the potential effect of SFAS 160 on its financial statements.

(4) Securities Owned and Securities Sold, Not Yet Purchased

The following table summarizes securities owned and securities sold, not yet purchased as of December 31, 2007 (in thousands):

	Successor	
	Securities Owned	Securities Sold, not yet Purchased
Options	$ 152	$ 240
Equities and other	553	2
	$ 705	$ 242

(5) Fixed Assets

Fixed assets, including capitalized software development costs, consisted of the following at December 31, 2007 (in thousands):

	Successor
Computer hardware and equipment	$ 2,081
Computer software	1,770
Leasehold improvements	1,419
Office furniture	510
Less: accumulated depreciation and amortization	(1,879)
	$ 3,901

As of December 31, 2007, the cost of software developed for internal use was $1.1 million and the accumulated amortization was $79,000.

(6) Intangible Assets

Intangible assets consisted of the following at December 31, 2007 (in thousands):

Customer relationships	$ 91,900
Technology and other	28,050
Non competition agreement	2,500
Trade names and trademarks	15,500
Less: accumulated amortization	(11,957)
	$ 125,993

Amortizable Acquired Intangibles

Acquired intangible assets with finite lives as of December 31, 2007 were as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Weighted Average Remaining
Customer relationships	$ 91,900	$ (7,749)	12.6 years
Technology and other	28,050	(3,479)	6.3 years
Non competition agreement	2,500	(729)	2.1 years
Total amortizable intangibles	$ 122,450	$ (11,957)	11.0 years

Non-Amortizable Acquired Intangibles

As a result of the merger with Investools on February 15, 2007, the thinkorswim trade name, which is not amortized, has an indefinite life and was $15.5 million as of December 31, 2007.

(7) Stock Based Compensation

Predecessor

In connection with the merger transaction described in Note 1, employee stock options of the Predecessor Parent were exercised and exchanged for merger consideration. The exercise of the outstanding stock options was included in the purchase accounting. The following table represents the stock option activity for the period from January 1, 2007 through February 15, 2007 (in thousands except share price):

Predecessor Parent Options	Number of Options	Weighted - average exercise price
Outstanding, January 1, 2007	101	$ 2.80
Granted	—	—
Exercised	(101)	$ 2.80
Forfeited	—	—
Outstanding, February 15, 2007	—	—
Exercisable, February 15, 2007	—	—

The Company recorded excess tax benefits of $6.0 million related to the option exercises during the period January 1, 2007 to February 15, 2007.

Successor

Stock Option Plans

The Parent currently administers six stock-based compensation plans. These plans are administered by the Compensation Committee of the Board of Directors, which directly or through delegated authority selects persons eligible to receive awards and determines the number of shares and/or options subject to each award, the terms, conditions, performance measures, and other provisions of the award. The Company's purpose of granting stock options is to attract, retain, motivate and reward officers, directors and employees of the Company.

Description of Plan

Investools 2001 Stock Option Plan – This plan is the only plan out of which the Parent currently can grant options. The plan was approved by stockholders in December 2001. On June 15, 2006 stockholders approved a proposal amending the plan to increase the total number of shares available for grant under this plan for issuance to officers, directors and employees from six million to eight million. In connection with its proposed merger with thinkorswim, the Company filed a proxy statement with the SEC on December 13, 2006 that contained a proposal to increase the total number of shares available for grant under this plan to 12 million, and to also make options available thereafter to consultants of the Company. The proposal was approved by stockholders in January 2007. Incentive options have typically been granted at fair market value of the Company's common stock at the date of grant, and generally expire ten years from the date of grant. The shares are issuable from the Company's authorized but unissued shares, or they may be issued out of treasury stock, if any. Based on awards previously granted to employees and directors, the number of shares available for future stock option grants was 5,231,160 at December 31, 2007.

Stock Option Plan Activity

The following table represents stock option activity for the period from February 16, 2007 through December 31, 2007 for options granted to employees (in thousands, except share price):

Successor Employee Options	Number o f shares	Weighted average exercise price	Weighted-average remaining contractual life
Outstanding options at February 16, 2007	—	—	
Granted	1,778	$ 19.61	
Exercised	—	—	
Expired	—	—	
Forfeited	(4)	$ 19.61	
Outstanding at December 31, 2007	1,774	$ 19.6	9.1 years
Exercisable December 31, 2007	—	—	—

At December 31, 2007, the aggregate intrinsic value of options outstanding was $1.8 million and the aggregate intrinsic value of exercisable options was zero. The total intrinsic value of options exercised was zero for the period ended December 31, 2007.

The following table represents stock option activity for the period from February 16, 2007 through December 31, 2007 for options granted to third-party contractors (in thousands, except share price):

Successor Consultant Options	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual life
Outstanding options at February 16, 2007	—	—	
Granted	40	$ 19.61	
Exercised	—	—	
Expired	—	—	
Forfeited	—	—	
Outstanding at December 31, 2007	40	$ 19.61	9.1 years
Exercisable December 31, 2007	—	—	—

At December 31, 2007, the aggregate intrinsic value of options outstanding was $0.04 million and the aggregate intrinsic value of exercisable options was zero. The total intrinsic value of options exercised was zero for the period ended December 31, 2007.

(8) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2007 are presented below (in thousands):

Deferred tax assets arising from:		
Net operating loss carry-forward	$	19,272
Deferred compensation		1,317
Accrued liabilities		985
Credit carryforwards		522
Other		4
Total deferred tax asset		22,100
Deferred tax liabilities arising from:		
Intangibles		(49,425)
Book/tax depreciation		(528)
Other		(6)
Total deferred tax liability		(49,959)
Net deferred tax liability	$	(27,859)

Management has determined that no valuation allowance is needed given the expectation of future taxable income which will exceed the amounts necessary to realize the deferred tax asset. Based on that analysis the Company believes its deferred tax asset will more likely than not be realized.

At December 31, 2007, the Company's federal, and state net operating loss carryforwards were $49 million and $47 million, respectively, which will begin to expire in 2026 and 2018, respectively. Aggregated tax credit carryforwards were $0.5million as of December 31, 2007, and have no expiration date.

The Company adopted the provisions of FIN 48 at the merger date. As a result, the implementation of FIN 48 did not have a material effect on the financial statements as of the adoption date and as of December 31, 2007. There was no cumulative effect related to adoption. The Company had no unrecognized tax positions at the end of either period. During the current period there was no interest or penalty recognized.

Prior to the merger with Investools, the Parent of the Company filed federal and state income tax returns in the United States. Years from 2004 to the current year remain subject to examination in the U.S.

The merger resulted in a tax benefit to the Company of $32.6 million which was recorded as part of the pushdown accounting adjustment described in Note 2. Most of these benefits relate to additional excess tax benefits from the exercise of the Predecessor Parent options.

(9) Related Parties

During the year, the Company provided specific administrative functions where the Company may pay for certain costs and then directly pass through any expenses to the affiliates associated with the affiliates business, not pertaining to the Company's business. These transactions may pertain to specific personnel, directly related bonuses or other directly related personnel costs, legal matters or other detailed items. In addition, the Company has marketing arrangements, licensed software and a support and maintenance arrangement with another affiliate. The Company has outstanding intercompany balances due from affiliates at December 31, 2007 of $10.7 million.

In addition, the Company has agreements with its Public Parent for marketing and software licensing which it received.

(10) Commitments and Contingencies

The Company has various financial obligations and commitments in the ordinary course of conducting business. The Company has contractual obligations requiring future cash payments under existing contractual arrangements, such as leases, clearing services, marketing, technology and data purchase agreements and management and consulting agreements.

The Parent leases office space under an operating lease agreement expiring in 2012. The Company signed a lease for additional space on November 16, 2006 and has taken occupancy in 2007. The Company has entered into agreements with certain senior executives that require us to make cash payments over contractual periods. In addition, the Company has entered into various clearing services, marketing, technology and data purchase agreements that require us to make minimum cash payments over contractual periods.

The following table details our known future cash payments (on an undiscounted basis) related to various contractual obligations as of December 31, 2007 (in thousands):

Payments by period	Operating Leases	Management Employment Agreements	Other Commitments	Total Contractual Obligations
2008	$ 494	$ 480	$ 2,336	$ 3,310
2009	507	690	613	1,810
2010	520	480	—	1,000
2011	534	—	—	534
2012	270	—	—	270
Thereafter	—	—	—	—
Total	$ 2,325	$ 1,650	$ 2,949	$ 6,924

In connection with the merger with the Parent, certain employees and consultants of thinkorswim have the opportunity to participate in a retention bonus pool which equals, in the aggregate $14.0 million (excluded from the table above), conditioned upon continued employment. The bonuses will be paid in equal annual installments over the three-year period following the closing of the Merger. Such amounts are being expensed over the retention period of three years. The first payment was made on February 15, 2008.

Also in connection with the acquisition approximately $8.5 million has been placed in escrow by the Parent pending the resolution of various contingencies involving legal and tax-related matters.

The Company has accrued for the estimable outcome of pending litigation in the ordinary course of business. The Company does not expect the ultimate resolution of these matters to have a material adverse effect on the Company's financial position or results of operations.

In the normal course of business, the Company enters into contracts which contain indemnification provisions, such as purchase contracts, service agreements and leasing agreements. Amounts are only payable if, under the provisions of these contracts, the Company may indemnify counterparties to the contracts for certain aspects of the Company's past conduct if other parties fail to perform, or if certain events occur. These indemnification provisions will vary based upon the contract. The Company may, in turn, obtain indemnifications from other parties in certain contracts. These indemnification provisions are not expected to have a material impact on the Company's results of operations or financial condition.

(11) Off-Balance Sheet Risk and Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations of the Company are performed by its clearing brokers pursuant to clearance agreements. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

In the normal course of business, the Company's clearing brokers make margin loans to the Company's customers, which are collateralized by customer securities. In permitting the customers to purchase securities on margin, the clearing brokers are exposed to the risk of a market decline that could reduce the value of the collateral held below the customers' indebtedness before the collateral can be sold, which could result in losses to the clearing brokers. The Company's agreement with the clearing brokers require the Company to reimburse the clearing brokers for any losses incurred related to customers introduced by the Company. The Company seeks to control the risk associated with customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on bank deposits.

(12) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, as amended, administered by the SEC and FINRA, which requires the maintenance of minimum net capital. thinkorswim is required to maintain net capital of the greater of 6-2/3% of aggregate indebtedness, or $0.25 million and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. thinkorswim is also subject to the Commodity Futures Trading Commission (CFTC) Regulation 1.17 (Reg 1.17) under the Commodity Exchange Act, administered by the Commodity Futures Trading Commission and the National Futures Association, which also requires the maintenance of minimum net capital to be the greater of its SEC and FINRA net capital requirement or $45,000. At December 31, 2007, the Company had net capital of $37.6 million which was $36.2 million in excess of its required net capital of $1.4 million. The Company's net capital ratio was 0.55 to 1.

END